September 12, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Elys Game Technology, Corp.
Registration Statement on Form S-1
File No. 333-267238 Request For Acceleration

Ladies and Gentlemen:

Elys Game Technology, Corp. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-267238), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) so that it may become effective at 5:00 p.m., Washington, D.C. time, on Wednesday, September 14, 2022, or as soon as reasonably practicable thereafter.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes its counsel, Leslie Marlow, Esq. or Patrick J. Egan, Esq. of Blank Rome LLP, to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (212) 885-5358 or Mr. Egan at (212) 885-5346 with any questions you may have concerning this request, and please notify either Ms. Marlow or Mr. Egan when this request for acceleration has been granted.

Very truly yours,

Elys Game Technology, Corp.

By:	/s/ Michele Ciavarella
Name: Michele Ciavarella
Title: Executive Chairman

cc:	Leslie Marlow, Esq., Blank Rome LLP
Patrick J. Egan, Esq., Blank Rome LLP